January 15, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Sapphire Industrials Corp.

80,000,000 Units

Registration Statement on Form S-1

File No. 333-146620

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as the sole underwriter, hereby join with Sapphire Industrials Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on January 17, 2008 at 2:00 p.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 3, 2008

(ii)	Approximate dates of distribution: January 4, 2008 – January 14, 2008

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 1

(iv)	Number of prospectuses so distributed: 4,300

(v)	Number of prospectuses distributed to others: 100

(vi)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ Brian Korn
Brian Korn
Senior Vice President and Counsel